Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

The following is the text of Q&As made available to Kraft Goods Group, Inc. employees on June 2, 2015

Q1. How will the special dividend be treated for the Kraft stock in my 401(k) plan?

A.	In the US, the $16.50 dividend will be reinvested in the Kraft Foods Group Stock Fund (which will become the Kraft Heinz Stock Fund) into additional units of stock. Participants will not be permitted to elect to receive this dividend as a cash distribution.

A2.	For the Canadian savings plans (Optional Pension Plan, Employee Savings Plan, Defined Contribution Pension Plan, Group Registered Retirement Savings Plan) all Kraft stock dividends are reinvested in additional units of stock. None are paid in cash.

Q2. Where do we plan to trade the Kraft Heinz Company stock after closing?

A.	The Kraft Heinz Company stock will trade on NASDAQ under the symbol “KHC.”

Q3. Since the merger has to be approved by shareholders, what is the process for determining shareholder approval?

A.	We began mailing the Proxy Statement to shareholders on June 2, 2015. The Proxy Statement provides important details about the merger, the special shareholders meeting and instructions on how shareholders can vote on whether or not to approve the merger agreement, among other matters. The special shareholders meeting will be held on July 1, 2015, and the results of the vote will be announced shortly after the meeting. In addition to shareholder approval of the merger agreement, we must also obtain antitrust clearance in both the U.S. and Canada prior to closing the transaction.

Q4. How does Heinz feel about Integrated Lean Six Sigma? My plant has spent a lot of time and energy on this program. Is it going to be kept going after the merger or will it stop all together?

A.	The integration team is looking at aspects of both businesses, including our Integrated Lean Six Sigma program. The integration team’s focus is on data collection to ensure a seamless transition on day one, as well as inform longer-term structure and value-creation opportunities. At this point, it’s too early to speculate on the specifics of future strategies.

Q5. Is the special shareholder meeting and vote the same as the closing date?

A.	The shareholder vote is only one of the conditions to close. Regardless of the outcome of the shareholder vote, until the closing conditions in the merger have been satisfied or waived, including antitrust clearance for both countries, the transaction cannot close. We will keep you updated on these milestones as we progress. The closing will take place on a date to be specified by Heinz and Kraft, which shall be no later than the second business day following the satisfaction of the conditions to the closing of the merger.

Forward-Looking Statements

Certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.